

March 21, 2013

Via E-mail
Mr. Joseph Y. Liu
Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway
Freemont, CA 94538

> **Re: Oplink Communications, Inc.**
> **Form 10-K for the Year Ended July 1, 2012**
> **Filed September 14, 2012**
> **File No. 000-31581**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 1, 2012

1.   General

Please tell us the nature of your operations in China it terms of manufacturing, research and development, administration, and sales and marketing. Also, please tell us if both manufacturing and sales activities are conducted from your operations in China. If so, please describe the nature of the sales activities in locations in China.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Benefit (Provision) for Income Taxes, pages 42 and 43

We note you have recorded an $8.1 million income tax provision related to the implementation of an international tax structure in the fourth quarter of 2012. Please tell us the nature of the international tax structure relative to your business operations including the geographic areas and the impact on your financial results.

Financial Statements and Supplementary Data

3.   Statement of Operations, page 54

Please disclose the settlement of the patent infringement litigation of $3.3 million as a separate component of operating expenses in accordance with Accounting Standards Codification (ASC) 225-20-45-16 for a material event that occurs infrequently, but is not unusual in nature.

4.   Note 11, Balance Sheet Components, Other assets, page 76

Please explain the nature of the deferred income tax charge (asset) of $7.8 million presented as a component of 'Other assets' on the Balance Sheet at July 1, 2012 and the offsetting credit to record this asset. Also, please tell us why this asset is not reflected as a component of deferred tax assets at July 1, 2012.

5.   Note 12, Income Taxes, pages 77 - 79

Please tell us the nature of the 100% impact of 'Foreign rate differences' in the rate reconciliation for federal income tax rates for 2012. Further, we note that you have recorded a valuation allowance of $18 million at both July 1, 2012 and July 3, 2011. Please explain which jurisdiction (China, United States, Europe, etc.) the valuation allowance relates to at the balance sheet dates.

6.   Note 12, Income Taxes, page 79

Please tell us why the provision for uncertain tax positions increased in both 2011 and 2012 by $5 million.

7.   Note 15, Segment, page 82

We note that you have determined there is one operating segment: fiber optic component and subsystem product sales. We also note that your sales are geographically dispersed between the United States, China, Europe, Japan, and Other. Please provide us the financial reporting packing provided to your CODM for the allocation of resources and the assessment of your operational and financial performance.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a

Mr. Joseph Y. Liu
Oplink Communications, Inc.
March 21, 2013
Page 3

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director